EXHIBIT (a)(3)


                                   MEMORANDUM


TO:               BriteSmile, Inc. 1997 Stock Option Plan Option Holders
FROM:             John L. Reed, Chief Executive Officer
SUBJECT:          OFFER TO EXCHANGE OPTIONS
DATE:             August 20, 2002


IMPORTANT---PLEASE READ IMMEDIATELY AND TAKE ACTION BEFORE SEPTEMBER 19, 2002.

         BriteSmile, Inc. ("BriteSmile," also referenced herein as "we," "us" and "our") is pleased to announce that the Compensation Committee of our Board of Directors has authorized BriteSmile to offer to all Eligible Optionholders (as defined below) the opportunity to exchange their outstanding stock options for new options exercisable at the fair market value of our Common Stock on March 24, 2003. This offering covers shares issued under our 1997 Stock Option and Incentive Plan (the "Option Plan")1. We are making the offer upon the terms and conditions described in (i) the Offer to Exchange (as defined below), which contains both a summary of the terms of the offer, in a format of frequently asked questions, and a detailed discussion of the offer and its terms and conditions; (ii) this Memorandum; (iii) the Election Form; (iv) the Notice to Change Election From Accept to Reject; and (v) the Promise to Grant Stock Options (which together, as they may be amended from time to time, constitute the "Offer" or "Program"). You should read these documents carefully in order to understand all of the terms of the Offer. Terms used and not otherwise defined in this Memorandum that are defined in the Offer to Exchange shall have the meanings set forth in the Offer to Exchange.

Background

         This Offer provides an opportunity for us to offer you a valuable incentive to stay with BriteSmile and work to improve the operating performance of BriteSmile. We believe that one of the keys to our continued growth and success is the retention and motivation of our valued employees. We have issued options to you over the past few years to provide you with additional incentive to promote the success of our business and to participate in such success. These options also are intended to help encourage you to remain employed by BriteSmile. Unfortunately, as a result of many factors, including the September


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1 Or, in the case of 30,000 options granted to one employee optionholder, the
Company's 1990 Stock Option Plan. With respect to this single employee who has options outstanding under the 1990 Plan, any references in this Memorandum to the "Option Plan" shall mean the 1990 Plan.


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11, 2001 tragedy and subsequent general market downturn, the exercise prices of many of these options are considerably above the current market value of our stock and no longer provide the incentive intended. By making an offer to exchange these outstanding options for new options that will have an exercise price equal to the market value of the shares on the grant date, we are attempting to provide you with the benefit of owning options that over time may have a greater potential to increase in value and create better performance incentives. However, you should be aware that the new options potentially could have a higher exercise price than the options submitted for cancellation if the market price of our stock increases over the next six months, because the new options will not be granted until March 24, 2003 at an exercise price equal to the market price of the stock at such time.

Optionholders Eligible to Participate

         The Offer is generally available to any optionholder ("Eligible Optionholders") who:

         o as of the date the Offer commences and the date on which the tendered options are cancelled, is an employee of BriteSmile or one of its subsidiaries; and
         o        holds options issued under the Option Plan.

         Accordingly, non-employee directors of BriteSmile are not eligible to participate in the Offer.

Options that can be Exchanged

         In general, the Offer will allow each Eligible Optionholder to tender to BriteSmile for cancellation on September 20, 2002, any options which were granted under the Option Plan. If you elect to tender options and such options are accepted and cancelled by BriteSmile, you will receive a promise to grant new options for the same number of shares as your cancelled options, less any exercised shares. The new options will be granted approximately six months and one day (currently anticipated to be March 24, 2003) after the date BriteSmile cancels your tendered options. The new options will have an exercise price equal to the fair market value on the date of the grant of such options. This Offer may be accepted or rejected by you as to each grant or none of your grants.

Significant Terms

         Some of the significant terms and conditions of the Offer include the following:

          1. You must elect to tender all options received in a single grant. For example, if you wish to tender options acquired in October 1999 at $7.00 per share, you must tender all of those options; you cannot elect to tender only a portion of those options granted on that date. However, you do not need to elect to tender all option grants ever received by you. You have the option of


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choosing which grants you would like to tender and which grants you would like to retain. For example, if you received options in October 1998 (with an exercise price of $1.25 per share) and options in October 1999 (with an exercise price of $7.00 per share), you could elect to tender all of the 1999 options but retain all of the 1998 options.

          2. If you want to tender any options in the exchange, you will need to tender all options granted to you during the six month period preceding the commencement of this offer to exchange, regardless of the exercise prices of those option grants). In order for BriteSmile to obtain favorable accounting treatment for this exchange offer, no options can be granted to an employee within six months before the commencment of the offer, or within six months after cancellation of the tendered options.

          3. In order to receive a new option pursuant to this Offer, you must have the same relationship as an employee of BriteSmile, one of its subsidiaries or any successor company in a merger or acquisition (as applicable) on the date the new option is granted as you had on the date the tendered option is cancelled.

4. The new options will have the same vesting schedule as the cancelled options. Therefore, you will not lose or gain vesting in the new option. Your option will continue to vest on the same schedule as your cancelled option as if your cancelled option was still in effect.

5. Your new options will expire on the same date the corresponding cancelled options were scheduled to terminate, or earlier if your employment with BriteSmile terminates.

         The foregoing summary of some of the significant terms of the Offer is not a complete description of the terms of the Offer. You must refer to the Offer to Exchange for important information concerning the Offer and the detailed description of all of the terms of the Offer. The Offer to Exchange also contains information concerning risks associated with the Offer.

         We also will be available to explain the Offer and to answer any questions you may have. You may call me or Mark Murano, our Vice President of Human Resources, with any questions you may have concerning the Offer.

Deadline

         All Eligible Optionholders who wish to participate in this option exchange must complete a BriteSmile, Inc. Offer to Exchange Options Election Form (the "Election Form") and hand deliver or fax a signed copy to Mark Murano at (925) 941-6266 by September 19, 2002, no later than 5:00 p.m. Pacific Time.

         Attached to this e-mail, you are also receiving a more detailed document entitled Offer to Exchange Certain Outstanding Options for New Options (generally referred to as the "Offer to Exchange"), which explains the Program in greater detail. The information contained in the Offer to Exchange and this


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Memorandum, together with the Election Form, the Notice to Change Election From
Accept to Reject, and the Promise to Grant Stock Options to be attached to the Offer to Exchange, constitute the entire Offer and we strongly urge you to read these documents carefully and to consult your own advisors before deciding whether or not to participate.